

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 28, 2015

Lisa Hook
Chief Executive Officer
NeuStar Inc.
21575 Ridgetop Circle
Sterling, VA 20166

>   **Re: NeuStar, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2014**
>   **Filed February 13, 2015**
>   **File No. 001-32548**

Dear Ms. Hook:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Paul Lalljie, Chief Financial Officer
       Len Kennedy, General Counsel
       Kevin Hughes, Deputy General Counsel
       Stephen Glover, Esq., Gibson Dunn